PROCESSED
JUN 26 2008
THOMSON REUTERS

RECEIVED
2008 JUN 25 A 9:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: SIHL/ADR/08

20th June 2008

[redacted]

08003389

***By Courier***

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SUPPL

Dear Sirs,

**Shanghai Industrial Holdings Limited**
**Rule 12g3-2(b) Materials**
**File No. 82-5160**

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose a copy of the announcement dated 19th June 2008 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcement shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2821 3909.

Yours faithfully,

Leung Lin Cheong
Company Secretary

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz

Dlw 6/25

RL/KW

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

*(Incorporated in Hong Kong with limited liability)*

**(Stock Code: 363)**



## CONNECTED TRANSACTION

## ACQUISITION OF ADDITIONAL INTEREST IN AN INDIRECT SUBSIDIARY

The Board announces that on 17th June 2008, SI United Pharmaceutical, an indirect subsidiary of the Company, as the purchaser and Jin Jiang International as the vendor have entered into a Share Transfer Contract. Pursuant to which, Jin Jiang International agreed to dispose of its 30% interest in Changcheng Pharmaceutical to SI United Pharmaceutical, at a consideration of RMB27,116,474 (equivalent to approximately HK$30,099,000).

Jin Jiang International is a substantial shareholder of Changcheng Pharmaceutical in which SI United Pharmaceutical holds 70% interest. Jin Jiang International is thus a connected person of the Company under the Listing Rules.

Pursuant to the Listing Rules, the Acquisition constitutes a connected transaction of the Company and falls within Rule 14A.32 of the Listing Rules. Hence, the Acquisition is exempt from independent shareholders' approval requirement but is subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules.

The Board (including the Independent Non-Executive Directors) considers that the Acquisition is on normal commercial terms and that the terms of the transaction are fair and reasonable and in the interests of the Shareholders as a whole.

### SHARE TRANSFER CONTRACT

The Board announces that on 17th June 2008, SI United Pharmaceutical, an indirect subsidiary of the Company, has entered into a Share Transfer Contract in respect of the acquisition of 30% interest in Changcheng Pharmaceutical held by Jin Jiang International, at a consideration of RMB27,116,474 (equivalent to approximately HK$30,099,000). The Acquisition is subject to the approval from the relevant PRC government authorities. SI United Pharmaceutical and Jin Jiang

International are existing shareholders of Changcheng Pharmaceutical holding 70% and 30% interest therein respectively. Upon completion of the share transfer, SI United Pharmaceutical will hold 100% interest in Changcheng Pharmaceutical.

## INFORMATION ON THE BUSINESS OF CHANGCHENG PHARMACEUTICAL

Changcheng Pharmaceutical is a company incorporated in the PRC with limited liability and is engaged in the manufacture and sale of pharmaceutical products and raw pharmaceuticals.

### *Financial information*

The audited net loss before and after taxation and extraordinary items of Changcheng Pharmaceutical for the two years ended 31st December 2006 and 31st December 2007, which were prepared in accordance with generally accepted accounting principles in the PRC, were approximately RMB10,789,000 (equivalent to approximately HK$11,976,000) and RMB7,058,000 (equivalent to approximately HK$7,834,000) respectively.

The audited net asset value and the audited total asset value of Changcheng Pharmaceutical as at 31st December 2007 amounted to approximately RMB81,116,000 (equivalent to approximately HK$90,039,000) and approximately RMB133,397,000 (equivalent to approximately HK$148,071,000) respectively.

## CONSIDERATION

The consideration for the Acquisition amounts to RMB27,116,474 (equivalent to approximately HK$30,099,000), which shall be payable in cash to Jin Jiang International within five business days upon completion of all necessary share transfer procedures. The original purchase cost of the relevant equity interest was RMB37,820,000 (equivalent to approximately HK$41,980,000). The consideration for the Acquisition was determined by reference to the appraised net asset value of Changcheng Pharmaceutical as at 30th September 2007 of RMB90,388,243.38 (equivalent to approximately HK$100,331,000) as shown in an asset appraisal report issued by an independent valuer. The Group will fund the consideration by internal resources.

## CONNECTED TRANSACTION

Changcheng Pharmaceutical is a subsidiary of SI United Pharmaceutical in which it holds 70% interest. Jin Jiang International is a substantial shareholder of Changcheng Pharmaceutical and thus is a connected person of the Company under the Listing Rules. As such, pursuant to the Listing Rules, the Acquisition constitutes a connected transaction of the Company and falls within Rule 14A.32 of the Listing Rules. Hence, the Acquisition is exempt from independent shareholders' approval requirement but is subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules.

## REASONS FOR THE ACQUISITION

Upon completion of the Acquisition, Changcheng Pharmaceutical will become a wholly-owned subsidiary of SI United Pharmaceutical which will facilitate the Group to consolidate the resources of its pharmaceutical business and fully capitalize existing manufacturing capabilities, and help increase the market shares of major products.

The Board (including the Independent Non-Executive Directors) considers that the Acquisition is on normal commercial terms, and that the terms of the transactions are fair and reasonable and in the interests of the Shareholders as a whole.

## GENERAL INFORMATION

The Company and its subsidiaries are engaged in the principal businesses of real estate, infrastructure facilities, medicine and consumer products. Jin Jiang International is principally engaged in the business of operation and management of State-owned assets, enterprise investment and management, hotel management and provision of entertainment services.

## DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meanings are set out below:

| | |
|---|---|
| "Acquisition" | the acquisition of the 30% interest in Changcheng Pharmaceutical held by Jin Jiang International by SI United Pharmaceutical, at a consideration of RMB27,116,474 (equivalent to approximately HK$30,099,000); |
| "Board" | the Board of Directors of the Company; |
| "Changcheng Pharmaceutical" | SI United Changcheng Pharmaceutical Co., Ltd.* (上海實業聯合集團長城藥業有限公司), a company incorporated in the PRC; |
| "Company" | Shanghai Industrial Holdings Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Main Board of the Stock Exchange; |
| "Group" | the Company and its subsidiaries; |
| "Hong Kong" | Hong Kong Special Administrative Region; |
| "Jin Jiang International" | Jin Jiang International (Holdings) Limited* (錦江國際(集團)有限公司), a company incorporated in the PRC; |
| "Listing Rules" | Rules Governing the Listing of Securities on the Stock Exchange; |

| | |
|---|---|
| "PRC" | the People's Republic of China; |
| "Shareholders" | the shareholders of the Company; |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited; |
| "SI United Pharmaceutical" | SI United Group Pharmaceutical Co., Ltd.* (上海實業聯合集團藥業有限公司), a company incorporated in the PRC; |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong; |
| "RMB" | Renminbi, the lawful currency of the PRC. |

*For the purposes of this announcement, the exchange rate of HK$1.00 = RMB0.9009 has been used, where applicable, for purpose of illustration only and does not constitute a representation that any amounts has been, could have been or may be exchanged at any particular rate on the date or dates in question or any other date.*

**The English name is an official English translation of its official Chinese name.*

By Order of the Board
**Shanghai Industrial Holdings Limited**
**Leung Lin Cheong**
*Company Secretary*

Hong Kong, 19th June 2008

As at the date of this announcement, the Board of the Company is comprised of:

*Executive Directors:*
Mr. Teng Yi Long, Mr. Cai Yu Tian, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Zhou Jie, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

*Independent Non-Executive Directors:*
Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis



END